EXHIBIT 99.1

TRULITE, INC.
Three Riverway
Suite 1700
Houston, TX 77056

February 23, 2006

Mark Webb, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   Trulite, Inc. (“Trulite”, the “Company” or the “Registrant”)
Registration Statement on Form 10-SB
Filed December 23, 2005
File No. 0-51696

Dear Mr. Webb:

This letter is in response to the comments contained in the Staff’s letter to John Sifonis, dated January 25, 2006 (the “Comment Letter”) concerning the above-referenced registration statement (the “Registration Statement”). The responses below correspond to the numbered comments contained in the Comment Letter. Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Registration Statement.

Item 1- Description of Business, page 2

1.
Please revise this section throughout to make it more readily comprehensible to the average investor. There are numerous instances where the discussion could be reorganized or statements could be fleshed out slightly to aid in clear understanding. The following comments attempt to point out certain areas where a fuller explanation would be helpful, but you should not necessarily limit your revisions to these specific areas.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

2.
Please disclose the history of Trulite Technology, LC. We note the brief disclosure at the beginning of the MD&A section. Please provide a fuller discussion here, including the nature of the funding provided by the “two governmental agencies,” the identification of those agencies, the circumstances under which the funding was provided, and whether the company still intends to produce products for the U.S. military.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

3.
Please provide a clear business plan in the form of milestones, indicating the specific steps needed to make the company operational and successful, the timing of those steps in weeks, months or quarters, the cost, the source of funds and the expected date of the first revenues. The business plan should be historical as well as forward looking and should indicate where the company currently stands with respect to its plan.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

Business Development, page 2

4.	In the second paragraph you state that the company has partnered with other fuel cell companies; please identify them.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

Business of Issuer, page 2

5.
It is not clear why the company’s primary goal would be to produce a product that “unequivocally proves” that fuel cells are superior to batteries. This seems to be a fairly abstract purpose. Please revise to clarify this language.

We have revised this statement in the revised Form 10-SB filed concurrently with this letter.

6.
It is difficult to tell from your discussion exactly at what stage your HydroCell product is currently. Please revise here and elsewhere, as appropriate, to clarify your meaning when you say that the company is “well-positioned to deliver end-user applications….”

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

7.	When you discuss sales and delivery to related parties, such as Synexus, please state this relationship clearly.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

8.
We note your discussion beginning on page 16 regarding the risk of reliance on third parties. It appears that much of this information is pertinent to your Business discussion. Please revise to include this information, as appropriate, identifying the academic institutions.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

9.
Please provide a broad discussion of the alternative energy source/fuel cell industry, how extensive it is, where it is headed, and where the company locates itself in this industry. We note in this regard the statement on page 19 that many governments have made the development of fuel cells a priority.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

Products, page2

10.	Please discuss the issue of price with respect to your marketing your products and competing products. We note the risk factor discussion on page 16.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

Distribution and Sales, page 4

11.	Clarify what is meant by “alliance partners and oil field service companies”.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

Market Opportunity, page 5

12.	Clarify the statement that the HydroCell will “outlast” traditional battery power.

We have revised the wording of this sentence in the revised Form 10-SB filed concurrently with this letter so that the sentence now reads, “The HydroCell provides a constant stream of energy which we believe is comparable to traditional battery power.”

13.
What are the bases for your statements in the financial sentence regarding growth in your potential markets? Are these statements based on specific sources? If so, please send us copies of those sources, and mark them to indicate clearly where the statistics provided in the disclosure are found.

We have removed this sentence from the revised Form 10-SB filed concurrently with this letter.

Industrial Remote Monitoring, page 5

14.	Clarify the basis for the statement that your product “has the reliability critical to this industry.”

We have removed this sentence from the revised Form 10-SB filed concurrently with this letter.

Utilize Strategic Partners, page 7

15.	Please revise to clarify the following:

•	What is the nature of the “directed research projects” and what are the “selected academic institutions,” and what do you mean by “partnering”?
•	What do you mean by “strategic partners,” i.e., what would be the nature of these partnerships?
•	How does entering into a “strategic partnership” with Synexus avoid the need of the company to be “beholden to any fuel cell provider”? Isn’t the company dependent on Synexus?
•	You later suggest that you may acquire Synexus. Please disclose fully the status of your plans in that regard.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

Professional, Efficient Execution, page 7

16.	What is the basis for the basis for the statement that the stated set of principles will “ensure successful execution”?

We have modified the language referenced above so that the clause now reads, “Trulite has established a set of principles for execution of its business strategy…”, in the revised Form 10-SB filed concurrently with this letter.

Competition, page 8

17.	With respect to the last sentence of the second paragraph, please clarify in what ways the HydroCell’s performance was determined to be “superior” to MCEL’s.

We have removed this sentence from the revised Form 10-SB filed concurrently with this letter.

Employees, page 9

18.	The section that begins “reports to security holders” appears to be out of place. Please revise or advise.

Research conducted by our general counsel on information required to be in the Registration Statement, indicates that Item 1 of Form 10-SB requires the provision of information pursuant to Item 101 of Regulation S-B. Item 101(c) of Regulation S-B is titled “Reports to Security Holders”. Accordingly, we believe this section is located in the correct place. Please advise as to whether you concur or whether you believe “reports to security holders” should be placed elsewhere in the Registration Statement.

19.
Your bylaws provide for annual meetings. As a 1934 Act registrant, you will be required to send annual reports and proxy statements for those meetings. Please reconcile your statements in this regard with the Proxy Rules.

The statement in Item 1(c)(1) of the Registration Statement has been clarified to state, in its entirety, that “The Company is currently not required to deliver an annual report to security holders.” The statement in Item 1(c)(2) remains as originally written, stating that “The Company will file reports with the Securities and Exchange Commission (the “SEC”). The Company will be a reporting company and will comply with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).”

20.	Please clarify how many of your employees are currently involved with research, development, marketing and so on.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

Risk Factors, page 14

21.
We note in your introductory paragraph the statement that there may be other risks to investing the company apart from those discussed in this section. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

We have made the requested change to delete this language in the revised Form 10-SB filed concurrently with this letter.

Management’s Discussion and Analysis or Plan of Operation

Critical Accounting Policies, page 14

22.	Refer to Section V of Release Nos. 33-8350/34-48960 and revise this section to address the following for your critical accounting policy:.

•	Specifically identify why each policy is considered critical by management.
•	Discuss if you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.
•	Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.
•	Discuss how accurate your estimates and assumptions have been in the past and how much they have changed in the past.
•	Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

23.
Please include all accounting policies that affect estimates that could have a material effect on your financial results, including but not limited to your accounting policies for recoverability of unpatented technology and share based payments. Alternatively, tell us why such disclosures are not required.

We have made disclosure of all such accounting policies in response to Item 22 above, which such response is included in the revised Form 10-SB filed concurrently with this letter.

There may be conflicts of interest…,page 15

24.
Please revise to clarify the nature of the potential conflicts and the risks involved. In particular, explain why there is a material that management may compromise its fiduciary duties to stockholders.

We have removed this risk factor from the revised Form 10-SB filed concurrently with this letter.

25.	The second paragraph of this risk factor appears to be out of place. Please revise as necessary.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

Changes in environmental policies…, page 19

26.	Clarify the nature and potential impact of governmental regulations.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

Control by management, page 20

27.	Please revise to state that the 54.38% of the shares are owned by Mr. Shurtleff.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

28.	Discuss the voting rights agreement between Trulite and CCP.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

Description of Property, page 21

29.	Please disclose the company’s plans with regard to the expiration of the lease.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

Security Ownership of Certain Beneficial Owners and Management, page 21

30.	Please revise the table to show that John Berger is a beneficial owner of the shares held by Contango Capital Partners.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

Directors, Executive Officers, Promoters and Control Persons, page 23

31.	In John Berger’s biographical sketch, please clarify the statement that he served as an advisor to the FERC. In what capacity did he advise them?

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

32.	Please explain the term Audit Committee Financial Expert. Does Mr. Thompson qualify as a financial expert under the Commission’s rules?

We believe Mr. Thomas Samson qualifies as an audit committee financial expert under Item 401 of Regulation S-B and have stated as such, together with our basis for such belief, in the revised Form 10-SB filed concurrently with this letter.

33.	Please revise to state, if true, that Mr. Shurtleff has committed to spend half of his business time to the company.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

34.	Please disclose the material terms of the employment agreement filed as exhibits.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

35.	Please disclose the material terms of the stock option plan.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

Certain Relationships and Related Transactions, page 27

36.	Please revise MD&A to specifically disclose and discuss that sales revenues generated to date have resulted from transactions with related parties.

The Company has received revenues from parties in addition to Protonex so not all sales revenues to date have resulted from transactions with related parties. Further, while the Company did sell a hydrocell cartridge ($1,750) to Protonex Technology Corp. (“Protonex”), as disclosed in the Form 10-SB, we do not agree that Protonex is a related party. Although Contango Capital Partners, L.P. (“CCP”) may be deemed to be a party related to the Company and John Berger, our Chairman, serves on the board of directors of Protonex, CCP only owns 6.7% of Protonex and John Berger is only one of seven members of the board of Protonex.

37.	Please revise here and in the footnotes to the financial statements to disclose how you account for amounts received from Synexus, including the basis for your accounting.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

Description of Securities, page 28

Preferred Stock, page 28

38.	Please revise your disclosure of the conversation terms of your preferred stock to disclose what any adjustments to the conversion price of the stock would be.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

39.	Please revise this section to disclose the triggering events, as referenced on page 30, that could result in the conversion of these securities.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter.

40.	Please disclose the exemption claimed in the transaction discussed.

We have made the requested change in the revised Form 10-SB filed concurrently with this letter to indicate that the exemption being claimed is pursuant to Rule 504 of Regulation D.

Financial Statements of Trulite Technology, LC, beginning on page F-2

41.	Please have the independent accounting firm revise its report pursuant to AS 1 issued by the PCAOB.

Trulite Technology, LC (a non-public entity) was acquired by Trulite Technology, Inc. in July 2004. Being the predecessor (acquired) entity, the audited financial statements of Trulite Technology, LC have been included in the Form 10-SB and were audited in accordance with auditing standards generally accepted in the United States of America. Accordingly, we do not believe that the auditors’ opinion on the stand alone financial statements of Trulite Technology, LC needs to be under AS1 issued by the PCAOB.

Financial Statements - General

Trulite Technology, LC Financial Statements, page F-2

General

42.	Please revise to provide all of the disclosures required by paragraph 5 of APB 12, both here and in the Trulite, Inc. financial statements.

Please note our responses to the above with respect to both Trulite Technology, LC and Trulite, Inc.

APB 12 paragraph 5 requirements (italicized) are:

(a)
Depreciation expense for the period: Please refer to the cash flow statements for both the entities which shows the depreciation expense for the period as part of the reconciliation of net income (loss) to the cash provided by (used in) operating activities.

(b)
Balances of major classes of depreciable assets, by nature or function, at the balance sheet date: Please note that both the entities have ‘equipment’ as the only major class of depreciable asset which has been disclosed on the face of the respective balance sheets in the caption ‘Property and Equipment’ for both the entities.

(c)
Accumulated depreciation, either by major classes of depreciable assets or in total, at the balance-sheet date: Please note the total of accumulated depreciation has been disclosed on the face of the respective balance sheets in the caption ‘Property and Equipment’ for both the entities.

(d)
A general description of the method or methods used in computing depreciation with respect to major classes of depreciable assets: For both the entities please refer to Note B of the financial statements titled “Summary of Significant Accounting Policies” and refer to the caption ‘Property and Equipment’ which discloses the method used in computing depreciation.

Note B - Summary of Significant Accounting Policies, page F-7

43.
Please tell us the GAAP literature you relied on to record your grant revenue net with your research and development expenditures. Also revise here and in the Business section to disclose all material terms of the grant.

As requested we attach GAAP literature from Accounting Research Manager marked as Exhibit A hereto, which pertains to income recognition for government grants and assistance. We have underlined the relevant sentences which indicate that grants related to current expenses should be reflected as reductions of the related expenses in the period in which they are reported. As the grants were to conduct research and development they were accordingly netted against research and development expense.

We do not believe material terms of the grant need to be disclosed in the financial statements as the grants were given for conducting research and development. These grants are not repayable and therefore do not constitute a liability which would necessitate disclosure in the financial statements. We have also not come across any GAAP literature which specifies that all material terms of grants need to be disclosed in the financial statements. However, we have set forth the material terms of the grants in the Business section of the Form 10-SB filed concurrently with this letter.

Trulite, Inc. Financial Statements, page F-10

Note C - Business Combination, page F-17

44.	Please revise to disclose how you determined the value of the shares issued in this transaction.

The values of both the Preferred and Common shares issued in this transaction were based on their respective fair values. This has been disclosed in the “Statements of Stockholders’ Equity” of Trulite, Inc. The 20,000 shares of 8% Cumulative Convertible Series A Preferred Stock issued for Trulite Technology, LC was valued at $1.00 per share based on contemporaneous cash issuances of those shares for $1.00 per share. (See “Statements of Stockholders’ Equity”). The 592,460 shares of Common Stock (post stock split 2,962,300 shares) was valued at $1.00 per share based on a valuation of the Company by management.

45.
Please revise to disclose how you considered paragraph 11 of SFAS 141 and EITF 02-5 in determining that purchase business combination accounting was appropriate for this acquisition. Provide us a schedule of the owners Trulite Technology LC, including the ownership percentages, and of the majority shareholders of Trulite, Inc., including the ownership percentages, immediately after the acquisition.

This transaction was not the acquisition of some or all of the noncontrolling interests in a subsidiary as per paragraph 11 of SFAS 141 and neither was it a common control transaction under EITF 02-5 (on which no consensus was reached). Rather, this transaction resulted in Trulite, Inc. acquiring the net assets of Trulite, Technology LC and obtaining control of Trulite, Technology LC and is therefore a business combination under paragraph 9 of SFAS 141. Trulite, Inc. and Trulite Technology, LC had no common shareholders prior to the combination. Trulite, Inc. was formed by Contango Partners, L.P. as the ownership vehicle to acquire Trulite Technology, LC. As of December 31, 2004, Contango Partners, L.P. owned 93.75% of the convertible voting preferred stock and 10.40% of the ordinary shares.

Please refer to Exhibit B hereto, which shows the ownership in Trulite Technology, LC and in Trulite, Inc.

46.
Please revise to disclose the value assigned to both the common and preferred shares issued in this transaction and the number of common shares into which the preferred shares where convertible when issued.

As pointed out in response to question 44 above, the value assigned to common and preferred shares issued in this transaction was based on the fair value of the respective shares which has been disclosed in the financial statements in “Statements of  Stockholders’ Equity”. The conversion of preferred stock outstanding as of September 30, 2005 into common shares has been disclosed in Note F paragraph 2 and we do not believe any further disclosure in the financial statements is necessary.

47.	Please revise to disclose the method(s) used to determine the fair value of the acquired assets and liabilities.

In accordance with SFAS 141, assets acquired and liabilities assumed were all based on fair value which has been disclosed in Note C relating to Business Combinations and we believe no further disclosure is required under SFAS 141.

Monetary assets comprising grants receivable and current assets were valued based on amounts expected to be received and monetary liabilities comprising accounts payable and accrued expenses were valued at amounts expected to be paid. Equipment was valued at its current replacement cost for similar items and unpatented technology at its estimated fair value.

48.
Please revise here and in the front of the document to disclose the specific nature of the unpatented technology recorded as an asset in this acquisition, including how it will be used to generate income in the future.

Unpatented technology is a specific example of an intangible asset in the implementation guidance of SFAS 141 and we believe no further revision to the financial statements is necessary. However, we have revised the front of the document to include a discussion on how the unpatented technology is expected to be used to generate income in the future. This discussion can be found in the revised Form 10-SB filed concurrently with this letter.

49.
Please revise to disclose how you considered the guidance of paragraph 11 of SFAS 142 in determining that your unpatented technology qualifies for an indefinite useful life. Be specific. Also, disclose how you consider recoverability.

We do not believe any revision to the financial statements is necessary for any further disclosures related to the indefinite useful life of the unpatented technology. The unpatented technology was determined to have an indefinite useful life based on an analysis of the criteria specified under paragraph 11 of SFAS 142. Consideration of those criteria are enumerated below:

(a)
Expected use of the asset by the entity: Due to the Hydro Cell’s potential as an alternate energy source the technology is expected to contribute directly to the future cash flows of the Company for an indefinite length of time.

(b)
The expected useful life of another asset or group of assets to which the useful life of the intangible may relate: The Hydro Cell technology is not dependent on any other asset or group of asset that would limit its useful life.

(c)	Any legal, regulatory or contractual provisions that may limit the useful life: No legal, regulatory or contractual provisions exist that could limit the technology’s useful life.

(d)
Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms or conditions): As the nature of the intangible is technology it does not have a legal or contractual life and therefore this criteria is not applicable.

(e)
The effects of obsolescence, demand, competition, and other economic factors (such as stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels): As the technology is still in the development state and emerging, obsolescence is not considered a limiting factor in its useful life. The demand for the Hydro Cell is predicted to be high due to alternative energy sources being sought in the world. Competition in the manufacture and sale of hydrogen fuel cell is minimal and no other economic factors are believed to exist that may limit the technology’s useful life.

(f)
The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example a material level of maintenance in relation to the carrying amount of the asset may suggest a very limited useful life): This criteria is not applicable as the technology needs no maintenance.

Recoverability of the unpatented technology was considered based on the Company’s ability to recover the carrying value of the unpatented technology from expected future pre-tax undiscounted cash flows. This has been disclosed in Note B “Summary of Significant Accounting Policies”.

Note F - Series A Preferred Stock

50.	Please revise to disclose how you have accounted for the accrued dividends on these shares.

We do not believe any revision to the financial statements is considered necessary in respect of the arrears of cumulative dividend.

We enclose GAAP literature from Accounting Research Manager marked as Exhibit C attached hereto, with the relevant sentences underlined, which indicates that cumulative dividends do not become a corporate liability until declared and no accrual is needed. Disclosure is required of the aggregate and per-share amounts of arrears of cumulative dividends.

As no preferred dividends were declared no liability for cumulative preferred dividends has been accrued in the financial statements. The per share arrears of cumulative preferred dividends is disclosed on the face of the balance sheet in the caption relating to Preferred Stock and the aggregate arrears of cumulative dividend outstanding has been disclosed in Note F.

Note I - Common Stock Options, page F-19

51.
Please revise to include the pro forma disclosures required by paragraph 45 of SFAS 123 as amended by SFAS 148. We note that you assert that the net loss for the nine months ended September 30, 2005 would not have changed, however we believe these disclosures are important.

We have revised the financial statements for the proforma disclosures as requested, with such changes to be found in the revised Form 10-SB filed concurrently with this letter.

Note K - Net Loss Per Share, page F-20

52.	Please revise to include the disclosure requirements of paragraph 40(c) of SFAS 128.

In the revised Form 10-SB filed concurrently with this letter, we have revised Note K - Net Loss Per Share to include the disclosure requirement of paragraph 40(c) of SFAS 128.

Closing Comments

As requested, Trulite, Inc., herby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or requests for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman Weinstein LLP at (212)869-7000 or by fax at (212)997-4242.

Sincerely,

/s/ John Sifonis, President

Trulite , Inc.

EXHIBIT A

Accounting Research Manager
   Accounting Standards
      Government Assistance and Regulation
         Government Grants and Assistance
            U.S.: Income Recognition

Income Recognition (U.S. GAAP)

Summary

Normally, government grants are recognized as income or as a negative expense. Government grants should be recognized in the income statement on a systematic basis over the periods which they are intended to benefit. It is not appropriate to credit government grants received directly to equity. Thus, grants that relate to revenues should be recognized in the same period as the related revenues are reflected; grants that relate to current expenses should be reflected as reductions of the related expenses in the period in which they are reported (for example, reimbursements of interest costs should be reported as reductions of related interest expense in the period the interest is accrued). Grants based on other performance criteria (for example, the number of persons employed) should be reflected in income in the period in which the related performance criteria are met.

Grants that relate to depreciable property and equipment should be reflected in income over the useful lives of the related assets, and those applicable to land should be amortized over the life of the depreciable facilities constructed on it. In the rare case in which the amount of the grant exceeds the cost of the property, the excess should be included as an extraordinary credit in the current year's income account.

If the amount of an enterprise's taxable income or income tax liability is a determinant of the amount of a grant, the grant - less desirably - may be treated as a reduction of the income tax provision in the year the grant is realized, provided disclosure of the nature and amount of any reduction in the income tax provision is made. However, if a grant reduces the amount of income taxes payable and any balance of the grant is to be realized in cash, this alternative is not acceptable.

Government grants received as compensation for losses, or expenses already incurred or for the purpose of providing immediate financial support with no future related costs, should be recognized as income in the period they become recognizable. They should be recognized as an extraordinary item if appropriate (see the "Extraordinary and Unusual Items - Extraordinary Items - Definition [Missing Graphic Reference]" section of the Discontinuing Operations, Changes in Accounting, and Extraordinary Items chapter regarding extraordinary item treatment).

U.S. GAAP Literature

SEC Staff Views

SAB Topic 11A, Miscellaneous Disclosure - Operating-Differential Subsidies

AICPA Audit and Accounting Guides (AAG)

APC 6.95-.99, Audits of Agricultural Producers and Agricultural Cooperatives - Chapter 6: Specific Accounting Principles and Auditing Procedures - Government Loans and Agricultural Programs

Interpretations

Government Grants and Assistance

EXHIBIT B

Schedule of Owners in Trulite Technology, LC

Name	% of Units

Kevin Shurtleff	66.70%
Andrew Nielson	33.30%
100.00%

Schedule of Owners of Trulite, Inc. as of December 31, 2004

Convertible Preferred Stock

Name	Shares	%

Contango Capital Partners, L.P.	300,000	93.70
Kevin Shurtleff	6,250	1.95
Andrew Nielson	13,750	4.30
	320,000	100.00

Ordinary Shares

Name	Shares	%

Kevin Shurtleff	1,974,865	59.73
Andrew Nielson	987,435	29.87
Contango Capital Partners, L.P.	343,850	10.40
	3,306,150	100.00

EXHIBIT C

AICPA - American Institute of Certified Public Accountants
   Technical Questions and Answers
      Section 4000: Capital
         Section 4210: Dividends

Section 4210: Dividends

.01 Write-Off of Liquidating Dividends

Inquiry—Quite a few years ago, cash dividends were distributed to stockholders in excess of earnings. The company would now like to "clean up" the stockholders' equity section of the balance sheet by removing the account "Prior Years' Liquidation Dividends" which is shown as a reduction of the capital stock account. Can the liquidating dividends account be written off against "retained earnings" or "paid in capital in excess of par value"?

Reply—Essentially, this question is a legal one as to whether cash distribution to stockholders in excess of earnings in prior years may be charged to earnings in subsequent years. When liquidating dividends are declared, the charge is made to accounts such as "capital repayment," "capital returned," or "liquidating dividends" which appear on the balance sheet as offsets to paid-in capital. By this treatment, the amount of capital returned as well as the amount of capital originally paid in can be disclosed. Perhaps the wisest thing to do under the circumstances is to consult legal counsel to determine whether the write-off proposed is legal under the corporate statutes of the state. Perhaps it is legally permissible, under the laws of incorporation, to reduce the par or stated value of the corporation's stock, thereby creating a reduction surplus which may then be used retroactively to absorb the original deficit, on the ground that the excess payments were dividends in partial liquidation.

.04 Accrual of Preferred Dividends

Inquiry—A corporation has cumulative preferred stock. It has not paid any dividends on this stock in the last three years. Should the corporation accrue the preferred dividends in arrears?

Reply—Generally, preferred stock contains a cumulative provision whereby dividends omitted in previous years must be paid prior to the payment of dividends on other outstanding shares. Since dividends do not become a corporate liability until declared, no accrual is needed. FASB Statement No. 129, Disclosure of Information about Capital Structure [Missing Graphic Reference](AC C24), requires entities to disclose within its financial statements (either on the face of the statement of financial position or in the notes thereto) the aggregate and per-share amounts of arrearages in cumulative preferred dividends. Furthermore, FASB Statement No. 128, Earnings per Share, paragraph 9 [Missing Graphic Reference](AC E11.104), states that dividends accumulated for the period on cumulative preferred stock (whether or not earned) should be deducted from income from continuing operations and also from net income when computing earnings per share. If there is a loss from continuing operations or a net loss, the amount of the loss should be increased by those preferred dividends. Preferred dividends that are cumulative only if earned should be deducted only to the extent that they are earned.

If preferred dividends are not cumulative, only the dividends declared should be deducted. In all cases, the effect that has been given to preferred dividends in arriving at income available to common stockholders in computing basic earnings per share should be disclosed for every period for which an income statement is presented. [Amended September 1997]